

20008604

UNITED STATES
SECURITIES EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER

8-47891

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/01/2019 AND ENDING 12/31/2019
                                          MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Griffin Capital Securities, LLC

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

OFFICIAL USE ONLY

FIRM I.D. NO.

18191 Von Karman Avenue, Suite 300

(No. and Street)

Irvine	CA	92612
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Rodney Ishioka   (949) 270-9327

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BBD, LLP

(Name – *if individual, state last, first, middle name*)

1835 Market Street, 3rd Floor	Philadelphia	PA	19103
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

[✓] Certified Public Accountant

[ ] Public Accountant

[ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, Mark M. Goldberg _____ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Griffin Capital Securities, LLC _____ , as of December 31, _____ , 20 19 _____ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

SEE ATTACHED

_____ Signature _____

CEO _____
Title

_____
Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CALIFORNIA JURAT WITH AFFIANT STATEMENT

GOVERNMENT CODE § 8202

☒ See Attached Document (Notary to cross out lines 1–6 below)
☐ See Statement Below (Lines 1–6 to be completed only by document signer[s], not Notary)

1 _____

2 _____

3 _____

4 _____

5 _____

6 _____

_____~~Signature~~ of Document Signer No. 1_____   _____Signature of Document Signer No. 2 (if any)_____

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California

County of _Los Angeles_

GINA M. ADLER
Notary Public - California
Los Angeles County
Commission # 2293427
My Comm. Expires Jun 16, 2023

Place Notary Seal and/or Stamp Above

Subscribed and sworn to (or affirmed) before me

on this _27_ day of _FEBRUARY_, 20 _20_,
by   Date   Month   Year

(1) _MARK M. GOLDBERG_

(and (2) _____),
                Name(s) of Signer(s)

proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me

Signature _____
                Signature of Notary Public

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Completing this information can deter alteration of the document or fraudulent reattachment of this form to an unintended document.

Description of Attached Document

Title or Type of Document: _____

Document Date: _____ Number of Pages: _____

Signer(s) Other Than Named Above: _____

GRIFFIN CAPITAL SECURITIES, LLC

FINANCIAL STATEMENTS

YEAR ENDED DECEMBER 31, 2019

CONTENTS



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of
Griffin Capital Securities, LLC

<u>Opinion on the Financial Statement</u>

We have audited the accompanying statement of financial condition of Griffin Capital Securities, LLC (the *"Company"*), as of December 31, 2019, and the related notes (collectively referred to as the *"financial statement"*). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of Griffin Capital Securities, LLC, as of December 31, 2019, in accordance with accounting principles generally accepted in the United States of America.

<u>Basis for Opinion</u>

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (*"PCAOB"*) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

BBD, LLP

BBD, LLP

We have served as the Company's auditor since 2017.

Philadelphia, Pennsylvania
February 27, 2020

GRIFFIN CAPITAL SECURITIES, LLC

STATEMENT OF FINANCIAL CONDITION
December 31, 2019

ASSETS

CURRENT ASSETS:

Cash and Cash Equivalents	$	7,942,067
Accounts Receivable		176,862
Prepaid Expenses and Other Assets		1,277,883
TOTAL CURRENT ASSETS		9,396,812
DEFERRED COMPENSATION PLAN ASSETS		3,159,583
RIGHT OF USE ASSET		1,180,660
PROPERTY AND EQUIPMENT (Net)		70,391
TOTAL ASSETS	$	13,807,446

LIABILITIES AND MEMBER'S EQUITY

CURRENT LIABILITIES:

Accounts Payable and Other Liabilities	$	4,545,298
Due to Member		6,343
TOTAL CURRENT LIABILITIES		4,551,641
OTHER LIABILITY:		
Deferred Compensation Plan		4,910,880
Lease Liability		1,322,350
TOTAL OTHER LIABILITIES		6,233,230
TOTAL LIABILITIES		10,784,871
COMMITMENTS AND CONTINGENCIES		
MEMBER'S EQUITY		3,022,575
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	13,807,446

The Accompanying Notes are an Integral Part of These Financial Statements

GRIFFIN CAPITAL SECURITIES, LLC

NOTES TO FINANCIAL STATEMENTS
December 31, 2019

NOTE 1 - ORGANIZATION

Griffin Capital Securities, Inc. (together with any successor entities, the Company) was incorporated in California on June 26, 1991 and on November 1, 2013 became a wholly owned subsidiary of Griffin Capital Company, LLC (Griffin and, formerly Griffin Capital Corporation). Through a series of transactions undertaken by Griffin in the latter half of 2015, Griffin Capital Securities, Inc. merged with and into Griffin Capital Securities, LLC, (GCS or the Company), a Delaware limited liability company, formed on September 28, 2015 for the sole purpose of carrying on the business of Griffin Capital Securities, Inc. following the merger. GCS, the surviving company, is primarily engaged in the business of brokering securities of the alternative investment products sponsored by Griffin. Griffin Capital, LLC is the sole member of the Company and Griffin is the sole member of Griffin Capital, LLC.

The Company has been engaged to distribute the following funds, all of which are sponsored or co-sponsored by Griffin:

The Company is the exclusive dealer manager for Griffin Capital Essential Asset REIT, Inc. (GCEAR) in connection with the daily distribution of shares of common stock based on net asset value per share pursuant to a public offering and to a dealer manager agreement dated September 27, 2017, as amended to date. GCEAR is currently offering shares under an effective Form S-11 registration statement with the Securities and Exchange Commission ("SEC"). The registration statement has a current expiration date of September 20, 2020, and may be suspended, terminated or extended under certain circumstances.

On June 30, 2014, the Company entered into a wholesale marketing agreement with ALPS Distributors, Inc. (Distributor) in relation to Griffin Institutional Access Real Estate Fund (GIREX). Previously, on June 23, 2014, the Distributor entered into a distribution agreement with GIREX, a publicly-registered closed-end interval fund. GIREX commenced operations on June 30, 2014.

On February 16, 2016, the Company entered into a dealer manager agreement with Griffin American Healthcare REIT IV (GAHR IV) as the exclusive dealer manager in connection with the distribution of the shares of common stock pursuant to a public offering and commenced providing services on this date. GAHR IV concluded its offering on February 15, 2019 and terminated the dealer manager agreement in accordance with its terms.

On October 12, 2016, the Company entered into a dealer manager agreement with Phillips Edison Grocery Center REIT III, Inc. (PECO III) as the exclusive dealer manager in connection with the distribution of the shares of common stock pursuant to a Confidential Private Placement Memorandum of PECO III dated October 12, 2016. The Company commenced providing services pursuant to the dealer manager agreement on October 12, 2016. On February 28, 2018, PECO III ceased offering shares of common stock in its private placement and terminated the dealer manager agreement in accordance with the terms of the agreement. On May 8, 2018, the Company entered into a dealer manager agreement with PECO III as the exclusive dealer manager in connection with the distribution of shares of common stock pursuant to a public offering and commenced providing services on this date. On September 3, 2019, PECO III terminated its offering and dealer manager agreement in accordance with its terms and entered into a merger agreement with Phillips Edison & Company, Inc. On October 31, 2019, PECO III completed the merger.

On January 17, 2017, the Company entered into a wholesale marketing agreement with ALPS Distributors, Inc. (Distributor) in relation to Griffin Institutional Access Credit Fund (Credit Fund). Subsequently, on January 19, 2017, the Distributor entered into a distribution agreement with Credit Fund, a publicly-registered closed-end interval fund. Credit Fund commenced operations on April 3, 2017.

NOTE 1 - ORGANIZATION (continued)

On December 11, 2018, the Company entered into a dealer manager agreement with Griffin Capital (South Beach – Vegas) DST (South Beach DST) as the exclusive dealer manager in connection with the distribution of Class 1 beneficial interests in the Delaware statutory trust, pursuant to a Confidential Private Placement Memorandum of South Beach DST dated December 11, 2018, as supplemented on February 5, 2019 and February 11, 2019. On January 18, 2019, the Company entered into a revised dealer manager agreement and commenced providing services on this date. South Beach DST concluded its offering on November 12, 2019 and terminated the dealer manager agreement in accordance with its terms.

On April 1, 2019, the Company entered into a master placement agent agreement with Griffin Capital Qualified Opportunity Zone Fund, L.P. (QOF) as the exclusive master placement agent in connection with the distribution of limited partnership interests in a Delaware limited partnership, pursuant to a Confidential Private Placement Memorandum of QOF dated April 1, 2019, as supplemented on December 31, 2019, February 11, 2020 and February 19, 2020. On May 16, 2019, the Company entered into a revised master placement agent agreement and commenced providing services on this date.

On April 10, 2019, the Company entered into a dealer manager agreement with Griffin Capital (Heritage – Bedford, NH) DST (Heritage DST) as the exclusive dealer manager in connection with the distribution of Class 1 beneficial interests in the Delaware statutory trust, pursuant to a Confidential Private Placement Memorandum of Heritage DST dated April 10, 2019, as supplemented on May 20, 2019. The Company commenced providing services on this date. Heritage DST concluded its offering on November 22, 2019 and terminated the dealer manager agreement in accordance with its terms.

On December 16, 2019, the Company entered into a dealer manager agreement with Griffin Capital (The Dominion – Conroe, TX) DST (Dominion DST) as the exclusive dealer manager in connection with the distribution of Class 1 beneficial interests in the Delaware statutory trust, pursuant to a Confidential Private Placement Memorandum of Dominion DST dated December 16, 2019, as supplemented on January 8, 2020. The Company commenced providing services on this date.

The Company operates under the provisions of Paragraph (K)(2)(i) of Rule 15c3-3 of the SEC and, accordingly, is exempt from the remaining provisions of that Rule.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a)   USE OF ESTIMATES

Management uses estimates and assumptions in preparing financial statements in accordance with U.S. generally accepted accounting principles. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses. Actual results could vary from the estimates that were used.

(b)   CASH AND CASH EQUIVALENTS

For purposes of the statement of cash flows, the Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash and cash equivalents. The carrying value of cash and cash equivalents at December 31, 2019, approximates its fair value.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

The Company maintains its cash in a bank deposit account, which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk on cash and cash equivalents.

(c) ACCOUNTS RECEIVABLE

Accounts receivable are recorded when accrued and represent claims against third parties that will be settled in cash. The carrying value of accounts receivable, net of the allowance for doubtful accounts, if any, represents their estimated net realizable value. The allowance for doubtful accounts, if any, is estimated based on historical collection trends, the age of outstanding accounts receivable and existing economic conditions. If events or changes in circumstances indicate that a specific accounts receivable balance may be impaired, further consideration is given to the collectability of those balances and the allowance is adjusted accordingly. Past due receivable balances are written-off when internal collection efforts have been unsuccessful in collecting the amount due. The Company did not record an allowance for doubtful accounts as of December 31, 2019.

d) FAIR VALUE MEASUREMENTS

The Company adopted Accounting Standard Codification (ASC) 820, *"Fair Value Accounting"*, for those assets (and liabilities) that are re-measured and reported at fair value at each reporting period.

In general, fair values determined by Level 1 inputs utilize quoted prices (unadjusted) in active markets for identical assets (or liabilities). Fair values determined by Level 2 inputs utilize data points that are observable such as quoted prices, interest rates and yield curves. Fair values determined by Level 3 inputs are unobservable data points for the asset (or liability) and include situations where there is little, if any, market activity for the asset (or liability).

As of December 31, 2019, the Company's assets and liabilities subject to the provisions of ASC 820 included deferred compensation plan assets and liability, and the carrying amounts for each asset and liability approximated fair value.

(e) PROPERTY AND EQUPMENT

Property and equipment are stated at cost net of accumulated depreciation, which is provided by using the straight-line method over the estimated useful life of two to seven years.

(f) OPERATING LEASE ASSET/LIABILITY

In February 2016, the Financial Accounting Standards Board (FASB) issued ASC 842, Leases (ASC 842) which amended the existing accounting standards for lease accounting and required most leases (including operating leases) to be capitalized on the statement of financial condition. Effective January 1, 2019, the Company adopted ASC 842 using the modified retrospective approach and elected to adopt the package of optional transition related practical expedients, which among other things, allows the Company to carry forward certain historical conclusions reached under ASC 840 regarding lease identification, classification, and the accounting treatment of initial direct costs. Furthermore, the Company elected not to record assets and liabilities on its statement of financial condition for new or existing lease arrangements with terms of 12 months or less.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

The Company is a lessee in several operating leases for office space and office equipment with lease terms greater than 12 months that are subject to this new standard (see Note 7 – Commitment and Contingencies). Right-of-use (ROU) assets and corresponding liabilities are recognized on the Company's statement of financial condition based on the present value of future lease payments relating to the use of the underlying asset during the remaining lease term. The Company uses its incremental borrowing rate (IBR) as the discount rate in determining the present value of future lease payments, as the interest rates implicit in its lease arrangements were not readily determinable.

(g) REVENUE AND EXPENSE RECOGNITION

Effective January 1, 2018, the Company adopted ASU 2014-09, Revenue from Contracts with Customers, and there was no material impact on the recognition of revenue. Net commission revenues are earned when the sales of common stock have been executed. Sales commission and, in some instances, a marketing reallowance are disbursed to participating broker-dealers, resulting in net commission revenue in the accompanying statement of operations. Direct sales commission and marketing reallowance expense totaling $18,738,947, is deducted from gross sales commissions to derive Commission Revenue on the statement of operations. GAHR IV (38%), GIREX (28%) and DST (27%) combined to contribute 93% of total net commission revenues.

(h) INCOME TAXES

The Company is a limited liability company, with Griffin Capital, LLC as the sole member ("Member"). A single member limited liability company is considered to be a disregarded entity for Federal Income Tax purposes. Thus, the taxable income or loss of the Company is reflected on the tax return of the Member. The Company, however, is subject to Franchise Taxes and Limited Liability Company Fees.

In accordance with the accounting pronouncement, Accounting for Uncertainty in Income Taxes, the Company recognizes the effect of income tax positions only if those positions are more likely than not of being sustained. Recognized income tax positions are measured at the largest amount that is greater than 50% likely of being realized. Changes in recognition or measurement are reflected in the period in which the change in judgment occurs.

The Company is no longer subject to U.S. federal income tax examinations by tax authorities for the years before 2015 and state examinations for the years before 2013.

(i) SUBSEQUENT EVENTS

The Company has evaluated subsequent events through February 27, 2020, which is the date the financial statements were available to be issued and determined that no events have occurred subsequent to December 31, 2019 that warrant additional disclosure.

GRIFFIN CAPITAL SECURITIES, LLC

NOTES TO FINANCIAL STATEMENTS
December 31, 2019

NOTE 3 - PROPERTY AND EQUIPMENT

Property and equipment consists of the following:

Office Furniture	$ 126,614
Office and Computer Equipment	238,829
Leasehold Improvements	184,924
TOTAL	550,367
Less: Accumulated Depreciation	(479,976)
NET PROPERTY AND EQUIPMENT	$ 70,391

Depreciation expense for the year ended December 31, 2019 was $57,388.

NOTE 4 - RELATED PARTY TRANSACTIONS

The Company entered into a five year operating lease agreement with Griffin for use of certain equipment in Phoenix, Arizona. The lease expires in August 2020. The Company entered into a five year operating lease agreement with Griffin for use of phone equipment in Irvine, California. The lease expires in January 2023.

Effective September 1, 2013, the Company entered into an operating lease agreement with American Healthcare Investors, LLC (AHI), the co-sponsor of GAHR IV, to sub-lease the use of office space in Irvine, California. The lease expired in August 2018 and was extended through August 2021.

The Company is obligated under these related party operating leases as follows:

Year Ending December 31, 2019	Equipment	Office	Total
2020	$ 93,098	$ 138,718	$ 231,816
2021	33,442	72,197	105,639
2022	33,442	-	33,442
2023	2,787	-	2,787
TOTAL	$ 162,769	$ 210,915	$ 373,684

These related party operating leases are subject to the new lease accounting standards and additional disclosures are in Note 7 – Commitment and Contingencies.

For the year ended December 31, 2019, the related party rent expense for the office lease was $157,692 and the related party equipment expense for the two equipment leases was $112,983. The related party rent and equipment expenses are included as a component of general and administrative expenses on the statement of operations.

During the year ended December 31, 2019, Griffin paid certain expenses on behalf of the Company and allocated costs associated with due diligence and marketing services provided by Griffin. The amount due to Griffin as of December 31, 2019 was $6,343, which was paid in January 2020.

During the year ended December 31, 2019, Griffin also provided the Company with certain general and administrative services. Griffin does not require the Company to provide compensation for these services.

GRIFFIN CAPITAL SECURITIES, LLC

NOTES TO FINANCIAL STATEMENTS
December 31, 2019

NOTE 5 - DEFERRED COMPENSATION PLAN

(a)   **DEFERRED COMPENSATION PLAN LIABILITY**

In 2014, the Company began to offer a deferred compensation plan (the "Plan") to certain employees that earn commission compensation. The Plan allows for participants to defer up to a maximum of 50.0% of total commissions earned during a Plan year, unless the plan documents are amended accordingly. Distributions from the Plan will occur on the first day of the fifth anniversary of the year of deferral, or separation of service, death, disability or change in control of the Company ("Payout Event"). These distributions will be paid within 90 days of the Payout Event.

Pursuant to the Plan, the Company will make an additional contribution upon the participant achieving a minimum contribution percentage of total commissions earned, which amount will be calculated and credited in the year subsequent to the plan year. The Company's additional contribution will vest over a four year period, beginning on January 1 of the year the additional contribution is made, with no vesting in the first year, and one-third for each year thereafter, to the extent the participant remains in service during the vesting year. The Company will accrue the additional contribution over the four year vesting period. The company contribution will be distributed on the fourth anniversary of the first day of the year for a given company contribution, and will be paid within 90 days of a Payout Event.

As of December 31, 2019, the Company had incurred a cumulative deferred compensation liability of $4,910,880, including $1,169,838 of contributions during 2019. As commissions earned are paid in arrears, additional deferred compensation contributions of $156,343 were made on January 10, 2020, which apply to commissions earned and accrued in 2019. During 2019, the deferred compensation liability was adjusted for distributions, unrealized gains and losses and monthly accruals of the company contribution. During 2019, the Company processed distributions in the amount of $1,138,550 for former participants.

The Company measures the deferred compensation liability at fair value. The Company implemented accounting standards which define fair value for those assets and liabilities that are re-measured and reported at fair value at each reporting period. These standards establish a single authoritative definition of fair value, sets out a framework for measuring fair value based on inputs used, and requires additional disclosures about fair value measurements. These standards apply to fair value measurements already required or permitted by existing standards. The fair value of the deferred compensation plan liability is determined by Level 2 inputs, utilizing data points that are observable such as quoted prices, interest rates and yield curves.

Balance at January 1, 2019	$ 4,504,362
Contributions	1,169,838
Distributions	(1,138,550)
Gain/(Loss)	604,549
Company Match (inclusion of forfeitures and distributions)	(229,319)
BALANCE AT DECEMBER 31, 2019	$ 4,910,880

NOTE 5 - DEFERRED COMPENSATION PLAN – (continued)

(b) DEFERRED COMPENSATION PLAN ASSETS

For purposes of matching the deferred compensation liability, the Company secured corporate owned life insurance (COLI) contracts. The COLI contracts are associated with certain investment funds in which both the participant and the Company may allocate deferred compensation and COLI premiums, respectively. The plan documents do not require the Company to fund the liability until a Payout Event occurs, as discussed above.

During September 2018, certain COLI contracts were surrendered and the proceeds were deposited into a trust account that was established by Griffin. The funds provided from the surrendered policies were used towards 2014 Plan distributions that became fully vested on January 1, 2019. During February 2019, the Company funded these distributions from operating cash and, in turn, requested reimbursement from the trust in the amount of $987,470. The remaining trust cash balance was $1,017,444 as of December 31, 2019 and is included in the deferred compensation assets balance on the Statement of Financial Condition. The 2015 Plan distributions became fully vested on January 1, 2020 and the Company funded these distributions from operating cash during January 2020.

The insurance policies are recorded at their net cash surrender values, as reported by the issuing insurance companies. The valuation of these investments can fluctuate depending on changes in market interest rates and equity values. The net changes in market valuation and normal insurance expenses are reflected in the accompanying statement of operations. The net effect of these changes in 2019 resulted in income of $157,855. The investment in corporate owned insurance balance was $2,142,139 as of December 31, 2019.

The Company measures the deferred compensation plan assets at fair value. The Company implemented accounting standards which define fair value for those assets and liabilities that are re-measured and reported at fair value at each reporting period. These standards establish a single authoritative definition of fair value, sets out a framework for measuring fair value based on inputs used, and requires additional disclosures about fair value measurements. These standards apply to fair value measurements already required or permitted by existing standards. The fair value of the deferred compensation plan liability is determined by Level 2 inputs, utilizing data points that are observable such as quoted prices, interest rates and yield curves.

The deferred compensation plan assets balance, consisting of COLI and cash, was $3,159,583 as of December 31, 2019.

NOTE 6 - EMPLOYEE BENEFIT PLAN

Employees of the Company are eligible to participate in the Griffin Capital Corporation 401(k) plan, upon achieving certain eligibility requirements. Employees may elect to contribute up to 100% of their pre-tax annual compensation, as defined in the plan and subject to IRS imposed limitations. The Company made a matching contribution of $322,597 for the year ended December 31, 2019.

Pursuant to the plan, the Company will make employer matching contributions equal to 50% of the first 6% of elective contributions. The employer match contributions, along with earnings, is subject to the following vesting schedule:

NOTE 6 – EMPLOYEE BENEFIT PLAN – (continued)

Years of Vesting Services	Percent Vested
Less Than 2	0%
2 But Less Than 3	20%
3 But Less Than 4	40%
4 But Less Than 5	60%
5 But Less Than 6	80%
6 or More	100%

NOTE 7 – COMMITMENTS AND CONTINGENCIES

(a)   LITIGATION

In the ordinary course of doing business, the Company may become involved in various lawsuits. Some of these proceedings may result in judgments being assessed against the Company which, from time to time, may have an impact on operating results. The Company does not believe that these proceedings, individually or in the aggregate, are material to its business or financial condition.

(b)   GUARANTEES

FASB ASC 460, Guarantees, specifies the disclosures to be made about obligations under certain issued guarantees and requires a liability to be recognized for the fair value of a guarantee obligation. In the normal course of business, the Company enters into contracts that contain a variety of representations and warranties and which provide general indemnifications. The Company's maximum potential amount of future payments that the Company could be required to make under these arrangements cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and accordingly has not recorded any contingent liability

(c)   OPERATING LEASE

Effective May 1, 2015, the Company entered into an operating lease for the use of office space in Phoenix, Arizona. The lease expired in August 2018 and was extended through February 2024. Rent expense for the year ended December 31, 2019 was $246,243.

The Company is obligated under this third party operating lease and related party operating leases (Note 4) as follows:

NOTE 7 – COMMITMENTS AND CONTINGENCIES – (continued)

Year ending December 31, 2019	Equipment	Office	Total
Operating lease - Third party			
2020	$ -	$ 238,765	$ 238,765
2021	-	244,130	244,130
2022	-	249,496	249,496
2023	-	254,861	254,861
2024	-	42,626	42,626
Total future minimum rental payments	-	1,029,878	1,029,878
Less:			
Imputed interest	-	(74,473)	(74,473)
Prepayments	-	(112,327)	(112,327)
Right-of-use asset - Third Party	-	843,078	843,078
Operating lease - Related party (Note 4)			
2020	93,098	138,718	231,816
2021	33,442	72,197	105,639
2022	33,442	-	33,442
2023	2,787	-	2,787
Total future minimum rental payments	162,769	210,915	373,684
Less:			
Imputed interest	(5,593)	(5,919)	(11,512)
Prepayments	-	(24,590)	(24,590)
Right-of-use asset - Related Party	157,176	180,406	337,582
Total Right-of-use asset	$ 157,176	$ 1,023,484	$ 1,180,660

The Company adopted ASC 842 on January 1, 2019. The primary impact of applying ASC 842 was the initial recognition of a $1,695,686 lease liability and a $1,613,291 ROU asset on the Company's financial statements, for leases classified as operating leases under ASC 840, using an incremental borrowing rate of 3.51%. There is no cumulative effect on retained earnings or other components of equity recognized as of January 1, 2019. As of December 31, 2019, the Company had a $1,322,350 lease liability and a $1,180,660 ROU asset on its statement of financial condition.

NOTE 8 - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1 which requires the maintenance of minimum net capital at all times and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Further, the rule provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2019, the Company had net capital of $1,402,484, a minimum net capital requirement of $429,642 and a ratio of aggregate indebtedness to net capital of 4.60 to 1.

GRIFFIN CAPITAL SECURITIES, LLC

NOTES TO FINANCIAL STATEMENTS
December 31, 2019

NOTE 9 - FINANCIAL SUPPORT

The accompanying financial statements have been prepared assuming that the Company will continue to receive financial support. As of December 31, 2019, the company has an accumulated deficit of $142,580,803, which is largely offset by financial support in the form of contributions from past stockholders and Griffin. Management believes that it can continue to obtain additional capital investments to adequately fund future operations of the Company, as evidenced by the $36,550,000 of contributed capital disclosed in the Statement of Operations and Member's Equity.

NOTE 10 – RECENT ACCOUNTING PRONOUNCEMENTS

In August 2018, the FASB issued ASU 2018-13, Fair Value Measurement, (Topic 820): Disclosure Framework—Changes to the Disclosure Requirements for Fair Value Measurement, (ASU 2018-13). ASU 2018-13 eliminates, adds and modifies certain disclosure requirements for fair value measurements as part of its disclosure framework project. The standard is effective for all entities for financial statements issued for fiscal years beginning after December 15, 2019, and interim periods within those fiscal years. Early adoption is permitted. The Company does not expect the adoption of ASU 2018-02 to have a material impact on its financial statements and related disclosures.